

May 2, 2014

Via Email
Thomas F. Farrell II
Principal Executive Officer
Dominion Gas Holdings LLC
120 Tredegar Street
Richmond, VA 23219

> **Re: Dominion Gas Holdings, LLC**
> **Registration Statement on Form S-4**
> **Filed April 4, 2014**
> **File No. 333-195066**

Dear Mr. Farrell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth day. *See* Rule 14d-1(g)(3).

2. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. Please include on the prospectus cover page the following disclosure:
    *   Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities, and
    *   Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended in connection with resales of the new securities.

Inside Front Cover Page of Prospectus

4. Please provide the information required by subsections 1 and 2 of Item 2 of Form S-4.

Industry and Market Date, page ii

5. We note your statement that "have not independently verified and do not guarantee the accuracy or completeness" of certain information obtained from third party sources. Please revise such statement as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Summary, page 1

Competitive Strengths, page 5

6. Please balance the disclosure in this section by including additional disclosure regarding the risks to you and your business.

Selected Historical Consolidated Financial Information, page 13

7. Please include a footnote explaining how you calculated your ratio of earnings to fixed charges.

Risk Factors, page 14

Failure to retain and attract key executive officers, page 19

8. Please revise this risk factor to identify the key personnel upon whom you depend, expand your disclosure to make the risk more specific to your company, and explain why you face this risk.

We have a holding company structure in which our subsidiaries conduct…, page 19

9. We note within your risk factor on page 19 that the ability of your subsidiaries to make distributions to you may be restricted [by several factors.] Please confirm our understanding, based on your disclosures on page 107, that your subsidiaries' ability to transfer funds to you were not subject to any restrictions as of December 31, 2013. If our understanding is not correct, please provide us with the detail on those restrictions, the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and how you computed the amount. In addition, if the restricted net assets exceed 25 percent of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

Business, page 25

10. Please include disclosure regarding the sources and availability of raw material required by your business. Please see Item 14(a) of Form S-4 and Item 101(c)(iii) of Regulation S-K.

11. Please include disclosure, to the extent it is material, regarding the importance of all patents, trademarks, licenses, franchises and concessions that you hold. Please see Item 14(a) of Form S-4 and Item 101(c)(iv) of Regulation S-K.

12. Please include disclosure, to the extent it is material, of the estimated amount you spent during the last three fiscal years on company-sponsored research and development activities. Please see Item 14(a) of Form S-4 and Item 101(c)(xi) of Regulation S-K.

Executive and Other Offices, page 26

13. Please disclose the location and general character of all you and your subsidiaries' principal physical properties. Please see Item 14(b) of Form S-4 and Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Liquidity and Capital Resources, page 45

14. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. For example, please discuss the impact of your ongoing and future capital projects on your liquidity and capital resources

and how you plan to deal with any constraints they pose. Please see Item 14(h) of Form S-4, Item 303 of Regulation S-K, and Release No 33-8350. In addition, please revise your disclosure in "—Results of Operations – Outlook" to elaborate on the bulleted factors, including clarifying the basis for your belief that each identified factor will occur in 2014, describing House Bill 95 and clarifying why the increased costs associated with the construction/operation of growth projects will contribute to net income.

15. Please revise your filing to provide a discussion of fiscal 2011 cash flows as compared to fiscal 2012 cash flows. Refer to the Instructions to paragraph 303(A) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 90

16. Please disclose the dollar value of each of the related party transactions identified in this section. Refer to Item 404(a) of Regulation S-K.

The Exchange Offer, page 94

Purposes and Effects of the Exchange Offer, page 94

17. Please revise to include the following representation that must be made to the company: that the party is not engaged in and does not intend to engage in a distribution of the Exchange Note. In addition, in the second bullet, please delete the following language: "in violation of the provisions of the Securities Act."

Conditions to the Exchange Offer, page 101

18. We note that in subsection (e) of your final bulleted condition in this section that you may determine in your sole judgment whether the effects of the listed events make it impractical or inadvisable to proceed with the exchange offer. Please revise to include an objective standard for the determination of whether this condition has been satisfied.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 1. Basis of Presentation and Nature of Operations, page F-9

19. We note that you are an indirect wholly-owned subsidiary of Dominion Resources, Inc. Please confirm that your historical statements of operations reflect all of the expenses that your parent incurred on your behalf. To the extent that any expenses have been allocated to you by your parent, please disclose the allocation method used along with management's assertion that the method used is reasonable. Since transactions with related parties are by definition not at arms-length, please disclose management's estimates of what your expenses would have been on a stand-alone basis, or tell us why

such disclosure is not practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See Questions 1 and 2 of SAB Topic 1B.

Note 8. Investments, page F-27

20. We note that you account for your 24.72% "general partnership interest" in the Iroquois Gas Transmission System L.P. ("Iroquois") as an equity method investee. As part of your response, please provide your U.S. GAAP analysis relied upon in arriving at this accounting treatment. Please also tell us what consideration you gave to the guidance in ASC 810-20-25 as part of your evaluation into whether your general partner interest represents control of the limited partnership that should be consolidated within your financial statements. With a view towards transparency, to the extent applicable, please also revise your filing to better explain the basis for the accounting treatment of your general partnership interest in the limited partnership.

Outside Back Cover Page

21. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please see Item 502(b) of Regulation S-K.

Exhibit 5.1

22. It is unclear why the assumption contained in paragraph (g) on page 3 of the opinion is necessary or appropriate. Please advise or revise to remove such assumption.

Exhibit 99.2 - Letter of Transmittal

23. Please delete the language in the letter of transmittal requiring the note holder to acknowledge that he/she has "reviewed" the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director

cc: Jane Whit Sellers, Esq.